Exhibit 99.1

Enerplus Announces Voting Results from the 2013 Annual Meeting of Shareholders

CALGARY, May 10, 2013 /CNW/ - Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce the voting results from our Annual General Meeting held Friday, May 10, 2013. Each of the matters is described in greater detail in the 2013 Notice of Annual Meeting and Information Circular and Proxy Statement dated March 21, 2013 (the "Circular").

1. Election of Directors

Shareholders elected the following twelve nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
David H. Barr	49,437,077	85.93%	8,097,418	14.07%
Edwin V. Dodge	49,437,451	85.93%	8,096,870	14.07%
James B. Fraser	53,557,891	93.09%	3,976,604	6.91%
Robert B. Hodgins	46,866,778	81.46%	10,667,541	18.54%
Gordon J. Kerr	53,521,056	93.02%	4,013,437	6.98%
Susan M. MacKenzie	49,399,343	85.86%	8,135,152	14.14%
Douglas R. Martin	53,500,926	92.99%	4,033,569	7.01%
Donald J. Nelson	52,883,527	91.92%	4,650,794	8.08%
David P. O'Brien	47,417,590	82.42%	10,116,904	17.58%
Elliott Pew	53,339,260	92.71%	4,195,061	7.29%
Glen D. Roane	50,597,021	87.94%	6,937,472	12.06%
Sheldon B. Steeves	53,227,306	92.51%	4,307,188	7.49%

2. Appointment of Auditors

Shareholders voted to approve the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation:

Votes For	Percent	Votes Withheld	Percent

113,874,148	97.81%	2,552,361	2.19%

3. Approval of Unallocated Options under the Stock Option Plan

Shareholders voted to approve all unallocated stock options under the Stock Option Plan as described in the Circular:

Votes For	Percent	Votes Against	Percent

101,454,165	87.09%	15,037,170	12.91%

4. Approval of the Continuation and Amendment and Restatement of the Shareholder Rights Plan

Shareholders voted to approve the continuation and restatement of the Corporation's Shareholder Rights Plan as described in the Circular:

Votes For	Percent	Votes Against	Percent

54,457,355	94.65%	3,078,923	5.35%

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics.  We are focused on creating value for our investors through the successful development of our properties.  Through our activities, we strive to provide investors with a competitive return comprised of both income and organic growth

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 22:35e 10-MAY-13